21st Floor, Everbright Bank Building, Zhuzilin, Futian District, Shenzhen, Guangdong, People’s Republic of China 518040 Tel.: (+86) 755 -8370-8333 Fax: (+86) 755-8370-9333

September 14, 2007

By EDGAR Transmission and by Hand Delivery

Barbara C. Jacobs
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4561
Washington, D.C. 20549

Re:  China Public Security Technology, Inc.
Amendment No. 1 to Form SB-2
Filed August 10, 2007
File No. 333-142303

Dear Ms. Jacobs:

On behalf of China Public Security Technology, Inc. ("CPST"), we hereby submit this Amendment No. 2 (the "Amendment") to our Registration Statement on Form SB-2 (the "Registration Statement") in response to the general comments of the staff (the Staff) of the Securities and Exchange Commission (the "Commission") set forth in the Staff’s letter, dated September 7, 2007, with respect to the Registration Statement.

We understand and agree that:

- CPST is responsible for the adequacy and accuracy of the disclosures in the filings.

- CPST’s comments or changes to disclosures in response to the Commission’s comments do not foreclose the Commission from taking any action on the filings.

- CPST may not assert the Commission’s comments as a defense in any proceedings initiated by the Commission or any person under the United States’ federal securities laws.

Barbara C. Jacobs

September 14, 2007

General

1. Please update the financial statements and related disclosures pursuant to Item 310(g) of Regulation S-B prior to effectiveness.

RESPONSE:

We note your comment and we have updated the financial statements and related disclosures in the Amendment to include our second quarter 2007 financial data.

Certain Relationships and Transactions and Corporate Governance, page 53

2. Please refer to prior comment 3 or our letter dated May 21, 2007. We note the revisions to that section advising that you terminated the Turnkey Agreement and instituted in its place the Master Services Agreement. Please provide a clear explanation in this section of how the outstanding amounts owed to China Public Security under the Turnkey Agreement were affected by the termination of that agreement. We note the disclosure in the termination notice that "the rights, liabilities and obligations of the parties arising under the Turnkey Agreement prior to the Termination Date, including, but not limited to the obligation of iASPEC and PST to make payments under the Turnkey Agreement, will survive after the Termination Date to the extent provided for in the MSA." We further note from Note 5 to the Form 10-QSB for the period ended June 30, 2007 that the amount currently due to China Public Security from iASPEC has increased to approximately $5.4 million. In revising this section, please specify the amount due to China Public Security from iASPEC as of the most recent practicable date and disclose the specific payment arrangements demonstrating how this amount is to be paid under the MSA.

RESPONSE:

In our response to prior Comment 3, we disclosed the decision of our Board of Directors to replace, effective as of July 1, 2007, the Amended and Restated Business Turnkey Agreement (the "Turnkey Agreement") among our Chinese subsidiary, Public Security Technology (PRC) Co. Ltd. ("Public Security"), Shenzhen iASPEC Software Engineering Company Limited ("iASPEC") and iASPEC’s shareholders, with a new Management Service Agreement ("MSA") among the parties providing more favorable terms for our Company. The Turnkey Agreement had provided for a revenue sharing arrangement between iASPEC and Public Security where Public Security was entitled to between 90% and 100% of the revenues actually received by iASPEC from servicing contracts involving any iASPEC business, but Public Security was obligated to pay for its own costs in providing these services and to pay iASPEC $180,000 per year throughout the term of the agreement.

We have updated our disclosure in the Amendment to clarify that the MSA contains a true-up provision which requires iASPEC and Public Security, on or before September 30, 2007, to calculate all prior amounts owed to Public Security under the Turnkey Agreement, and requires iASPEC to pay such amounts. Specifically, the parties are required to calculate the cumulative net profit of iASPEC from October 9, 2006, when iASPEC commenced its contractual relationship with Public Security, through the effective commencement date of the MSA, and iASPEC is required to pay the amount due to Public Security, if there is a net received profit, while Public Security is obligated to reimburse any amount to iASPEC if it is there is a net loss. "Net Received Profit" means the Net Received Profit of iASPEC, calculated as follows: accrued accounts receivable plus net turnover (revenue), minus cost of sales, minus operating expenses, and minus accrued but not collected accounts receivable, but only if the result is a positive number. "Net Losses" means the net losses of iASPEC, calculated as follows: accrued accounts receivable plus net turnover (revenue), minus cost of sales, minus operating expenses, and minus accrued but not collected accounts receivable, but only if the result is a negative number. Based on this calculation, at June 30, 2007, the day prior to the effective date of the MSA and the termination of the Turnkey Agreement, iASPEC owed Public Security $6.7 million, which represents iASPEC’s net revenues, less the annual payment and expenses incurred on behalf of Public Security in connection with the services provided under the Turnkey Agreement during 2006 and for the six months ended June 30, 2007. Public Security, iASPEC and the iASPEC shareholders have subsequently entered into a Letter Agreement, requiring iASPEC to pay the true-up amount to Public Security on or before December 31, 2007. The Letter Agreement is filed as Exhibit 10.16 to the SB-2.

Barbara C. Jacobs

September 14, 2007

As of August 31, 2007, iASPEC has repaid $2.3 million of the true-up amount, which leaves a balance of $4.4 million. In addition, as of August 31, 2007, iASPEC owes Public Security $2.4 million under the new MSA, which is due and payable on October 31, 2007. Therefore, the total amount owed by iASPEC at August 31, 2007, both under the Turnkey Agreement and under the MSA is $6.8 million.

3. Regarding the proposed additional risk factor disclosure, please also specify in the risk factor that reads in part "If iASPEC or its shareholders violate our contractual arrangement with it..." the amount due to China Public Security from iASPEC as of the most recent practicable date.

RESPONSE:

We have updated the additional risk factor disclosure to reflect, as set forth below, that on or before September 30, 2007, iASPEC and Public Security are required to calculate the amounts due to each other under the Turnkey Agreement at June 30, 2007, its effective termination date, and that based on this calculation, iASPEC owed Public Security $6.7 million. As of August 31, 2007, iASPEC has repaid $2.3 million of this true-up amount, and the $4.4 million balance is due and payable by iASPEC on or before December 31, 2007. We have also disclosed that as of August 31, 2007, iASPEC owes Public Security $2.4 million under the new MSA. Therefore, the total amount owed by iASPEC at August 31, 2007, both under the Turnkey Agreement and under the MSA is $6.8 million.

If iASPEC or its shareholders violate our contractual arrangements with it, our business could be disrupted and we may have to resort to litigation to enforce our rights which may be time consuming and expensive.

Our operations are currently dependent upon our commercial relationship with iASPEC. During the fiscal year ended December 31, 2006 and for the six months ended June 30, 2007 we derived 55% and 65% of our revenues, respectively, from the provision of services to iASPEC customers, pursuant to our existing commercial arrangements with iASPEC. A significant portion of these revenues have not yet been collected. At June 30, 2007, iASPEC owed Public Security $6.7 million under the terminated Turnkey Agreement, $2.3 million of which has been paid as of August 31, 2007, and the $4.4 million balance of which is due and payable on or before December 31, 2007. In addition, as of August 31, 2007, iASPEC owed Public Security $2.4 million under the new MSA, which is required to be repaid by October 31, 2007. Therefore, the total amount owed by iASPEC at August 31, 2007, both under the Turnkey Agreement and under the MSA is $6.8 million. Amounts owed by iASPEC under the MSA for each subsequent quarter will be due and payable no later than the last day of the month following the end of each such quarter. If iASPEC or its shareholders are unwilling or unable to perform their obligations under our commercial arrangements with it, including payment of revenues under the MSA as they become due each quarter, we will not be able to conduct our operations in the manner currently planned. In addition, iASPEC may seek to renew these agreements on terms that are disadvantageous to us. Although we have entered into a series of agreements that provide us with substantial ability to control iASPEC, we may not succeed in enforcing our rights under them. If we are unable to renew these agreements on favorable terms, or to enter into similar agreements with other parties, our business may not be able to operate or expand, and our operating expenses may significantly increase.

Barbara C. Jacobs

September 14, 2007

Signatures

4. We reissue prior comment 4 of our letter dated May 21, 2007. We note your response but were unable to locate any change to the document identifying the principal accounting officer. Consistent with your response, please revise to identify Mr. Ho as the principal accounting officer and principal financial officer. RESPONSE:

The signature page to our Amendment reflects that William Ho, our Chief Financial Officer is signing in the capacity of both principal accounting officer and principal financial officer.

Legality Opinion

5. Please ensure that you update the legality opinion as of a date immediately prior to or near the date of effectiveness.

RESPONSE:

We have updated the legality opinion as of September 13, 2007, the date of the Amendment.

Barbara C. Jacobs

September 14, 2007

If you would like to discuss Registration Statement or if you would like to discuss any other matters, please contact Louis A. Bevilacqua, Esq. of Thelen Reid Brown Raysman & Steiner LLP, our outside special securities counsel at (202) 508-4281.

Sincerely,

CHINA PUBLIC SECURITY TECHNOLOGY, INC.
.
By: /s/ Jiang Huai Lin

Jiang Huai Lin
President and Chief Executive Officer